UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  July, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Report of Independent Accountants
on the Special Review of
Quarterly Information - ITR
at June 30, 2006 and 2005

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country. BDO Trevisan is the member Firm of the BDO International network since 2004.

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Stockholders
Contax Participações S.A.

1
We have carried out a special review of the quarterly information (ITR) of Contax Participações S.A. (parent company and consolidated) for the quarter ended June 30, 2006, comprising the balance sheet, statement of income and performance report, in accordance with the accounting practices adopted in Brazil. These financial statements are the responsibility of the Company management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information for the quarter ended June 30, 2006 of the subsidiary TNL Contax S.A., used for equity accounting computation and consolidation purposes, as described in Note 10, was performed by other independent accountants. Our report, with respect to the amounts relating to this subsidiary, is based exclusively on the reports of these other independent accountants.

2
We conducted our review in accordance with the standards established by Instituto dos Auditores Independentes do Brasil (Brazilian institute of Independent Auditors – IBRACON), in conjunction with Conselho Federal de Contabilidade (Federal Accounting Board - CFC), and included: (a) inquiry of, and discussion with, officers responsible for the accounting, finance and operating areas of the Company, with respect to the main criteria adopted in the preparation of the quarterly information, and (b) review of information and subsequent events which have or may have material effects on the Company’s financial position and operations.

3
Based on our review and the reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change that should be made for the quarterly information mentioned in paragraph 1 to conform with the accounting practices adopted in Brazil, consistently applied in accordance with the standards determined by Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission – CVM) specifically applicable to the preparation of quarterly information.

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Stockholders
Contax Participações S.A.

4
The quarterly information (ITR) for the quarter ended June 30, 2006 also includes accounting information for the quarter and period ended June 30, 2005, presented herein for comparison purposes, which were audited by other independent accountants who issued a report on the special review dated August 2, 2005.

Rio de Janeiro, July 25, 2006

José Luiz de Souza Gurgel
Partner - Accountant
CRC RJ-087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base Date – 06/30/2006

01.01 - IDENTIFICATION

1 - CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 - CNPJ 04.032.433/0001-80
4 – NIRE 35.300.180631

01.02 – HEAD OFFICE

1 – ADDRESS Rua do Passeio nº 48 a 56 (parte)				2 - WARD OR DISTRICT Cinelândia
3 – ZIP CODE 20021-290	4 - MUNICIPALITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-0000	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-0294	13 – FAX	14 - FAX
15 - E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company mailing address)

1 – NAME Michael Neves Sarkis				2 - ADDRESS Rua do Passeio, 42 - 12° floor
3 - WARD OR DISTRICT Centro	4 - ZIP CODE 20021-290	3 - MUNICIPALITY Rio de Janeiro		6 - STATE RJ
7 - AREA CODE 21	8 - TELEPHONE 3131-0009	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - FAX 3131-0294
13 - E-MAIL msarkis@contax.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 – END	6 - NUMBER	7 – START	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
9- INDEPENDENT ACCOUNTANT BDO Trevisan Auditores Independentes	10 - CVM CODE 210.0
11- PARTNER RESPONSIBLE José Luiz de Souza Gurgel	12- PARTNER RESPONSIBLE CPF 918.587.207-53

01.05 – CAPITAL COMPOSITION

Number of Shares (thousand)	1 - Current quarter 06/30/2006	2 - Prior quarter 03/31/2006	2 - Same quarter in prior year 06/30/2005
Paid-up Capital
1 – Common	127,374	127,374	126,601
2 – Preferred	254,748	254,748	253,202
3 – Total	382,122	382,122	379,803
Treasury shares
4 - Common
5 - Preferred
6 - Total

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other	2 – STATUS Operating	3 - NATURE OF OWNERSHIP National Holding	4 - ACTIVITY CODE 3990 - Equity Management Company – No Main Sector-
5 - MAIN ACTIVITY Equity and Management	6 - TYPE OF CONSOLIDATION Full consolidation		7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM 01	2 – EVENT Dividends	3 – APPROVAL April 18, 2006	4 - DISTRIBUTION R$ 13,076,140.63	5 – PAYMENT STARTED ON June 5, 2006	6 - TYPE OF SHARE Common (118,079) Preferred (250,918)	7 - AMOUNT PER SHARE R$ 0.0354370

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousands)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE July 28, 2006	2 - SIGNATURE

1 - CVM CODE 01910-0	2 - COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ 04.032.433/0001-80

02.01 – BALANCE SHEET - ASSETS (In thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	TOTAL ASSETS	386,023	384,368
1.01	CURRENT ASSETS	83,794	98,806
1.01.01	CASH AND CASH EQUIVALENTS	78,840	90,557
1.01.02	ACCOUNTS RECEIVABLE
1.01.03	INVENTORIES
1.01.04	OTHER	4,954	8,249
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,829	8,231
1.01.04.02	PREPAID EXPENSES	125	18
1.02	LONG-TERM ASSETS	-	-
1.02.01	SUNDRY RECEIVABLES
1.02.02	INTERCOMPANY RECEIVABLES
1.02.02.01	SUBSIDIARIES
1.02.03	OTHER
1.03	PERMANENT ASSETS	302,229	285,562
1.03.01	INVESTMENTS	302,229	285,562
1.03.01.01	SUBSIDIARIES	302,229	285,562
1.03.02	PROPERTY AND EQUIPMENT
1.03.03	DEFERRED CHARGES

02.02 – BALANCE SHEETS – LIABILITIES AND STOCKHOLDERS’ EQUITY (In thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2	TOTAL LIABILITIES	386,023	384,368
2.01	CURRENT LIABILITIES	2,736	19,166
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	540	85
2.01.04	TAXES PAYABLE	1,678	5,540
2.01.05	DIVIDENDS PAYABLE	500	13,538
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	18	3
2.02	LONG-TERM LIABILITIES	-	-
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.03	DEFERRED INCOME
2.05	STOCKHOLDERS’ EQUITY	383,287	365,202
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVES	50,000	50,000
2.05.04	EARNINGS RESERVE	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNPAID DIVIDENDS - SPECIAL RESERVE
2.05.04.07	OTHER EARNINGS RESERVES
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	36,164	18,079

03.01 – STATEMENT OF INCOME (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 – 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTION FROM GROSS REVENUES
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF SALES AND/OR SERVICES
3.05	GROSS PROFIT
3.06	OTHER OPERATING INCOME (EXPENSES)	18,806	37,842	19,529	37,195
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(962)	(1,721)
3.06.03	FINANCIAL	3,074	6,665	3,762	6,787
3.06.03.01	FINANCIAL INCOME	3,173	6,846	3,917	7,395
3.06.03.02	FINANCIAL EXPENSES	(99)	(181)	(155)	(608)
3.06.04	OTHER OPERATING INCOME
3.06.05	OTHER OPERATING EXPENSES	27	26	(7)	(7)
3.06.06	EQUITY IN SUBSIDIARIES	16,667	32,872	15,774	30,415
3.07	OPERATING INCOME	18,806	37,842	19,529	37,195
3.08	NON-OPERATING INCOME
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	18,806	37,842	19,529	37,195
3.1	PROVISION FOR INC. TAX & SOC. CONTRIBUTION	(721)	(1,678)	(1,270)	(2,293)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	18,085	36,164	18,259	34,902
	NUMBER OF SHARES EX-TREASURY STOCK (thousand)	382,122	382,122	379,803	379,803
	EARNINGS PER SHARE	0.04733	0.09464	0.04807	0.09190
	LOSS PER SHARE

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, unless otherwise stated)

1 Operations

(a)
Contax Participações S.A. (”Contax Participações” or the “Company”) is a publicly-held company whose registered corporate purpose is to hold interests in other commercial and civil law corporations as a partner, stockholder or quotaholder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. (“TNL Contax”), is a contact center service provider that offers a variety of integrated customer relationship solutions between its clients and their customers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a number of communication channels, including telephone contacts, internet access, e-mail, fax and others.

(b)	TNL Contax

TNL Contax S.A. ("TNL Contax") was established in August 1998 having the corporate name of TNext S.A. ("TNext"), to provide hosting services for client databases, information and equipment, in addition to other specialized back-up and network administration services. On December 11, 2002, the company name was changed to TNL Contax S.A On February 2003, the merger of Contax S.A. into TNL Contax was approved, based on a valuation report on the stockholders’ equity as of January 31, 2003. Contax S.A. was formed on April 3, 2000, in order to provide contact center services, and started operations in November 2000. This merger was approved by the Extraordinary Stockholders’ Meeting of its then parent company TNL.

The data center operations of TNext were discontinued by TNL due to the strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market in major technology companies. TNext’s operations were sold to Hewlett Packard (“HP”) on June 30, 2003.

(c)	Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000, under the corporate name Caroaci Participações S.A., spun-off from Poconé Participações S.A In December 2003, Tele Norte Leste Participações S.A. (“TNL”) acquired from GP Administradora de Ativos S.A. 99.9% of the Company’s capital and started to have a controlling ownership. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary.

On November 26, 2004, TNL issued a significant event notice announcing that its Board of Directors had approved the spin-off of the contact center activities run by its subsidiary TNL Contax. Consequently, the stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, the Extraordinary Stockholders’ Meeting of TNL approved the transfer of the full stock control of Contax Participações to TNL’s stockholders, without changing the number of shares, reducing its capital stock with subsequent delivery of Contax Participações shares to all stockholders in the same interest percentage held by them in TNL’s capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders’ Meeting with the Board of Trade, there was no opposition from creditors or any of the interested parties. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL issued a notice to its stockholders relating to its capital reduction, stating that the information required to list Contax Participações on the São Paulo Stock Exchange (“BOVESPA”), as well as to establish an American Depositary Receipts (“ADR’s”) program of preferred shares of Contax Participações on the Over-the-Counter Market in the United States, and consequent registration with the Securities and Exchange Commission (“SEC”), were being prepared.

At the Extraordinary Meeting of Contax Participações held on August 17, 2005, the stockholders approved the splitting of all shares issued by the Company. As a result, 2,318,240 new shares were issued, of which 772,758 common and 1,545,482 preferred shares. These shares had to be fully attributed to TNL and immediately thereafter, pursuant to the Extraordinary Meeting of December 29, 2004, assigned to TNL’s stockholders proportionally at the ratio of one-to-one, thus accomplishing the capital reduction mentioned above. Accordingly, the Company’s capital amounting to R$ 223,873 is now represented by 382,121,717 shares, of which 127,373,917 are common and 254,747,800 are preferred shares, all of them book-entry shares, registered and without par value (see Note 14 for details).

Upon registration with BOVESPA and SEC, the stock and ADRs of Contax Participações were transferred to the stockholders, TNL stockholders and ADR holders, on September 1 and 6, respectively. The papers began trading on BOVESPA on August 29, 2005, and on the over-the-counter market of the United States on August 31, 2005.

In the second quarter of 2006, Contax Participações began to implement controls to comply with the Sarbanes-Oxley Law in order to obtain its certification from SEC by December 31, 2006.

(d)	Corporate restructuring of Telemar Participações

Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to as Telemar Companies, submitted to their respective Boards, on April 17, 2006, a proposal for a corporate reorganization combined with a secondary public offer of a portion of the shares in the company surviving the reorganization.

This Corporate restructuring may be ended at the second half of 2006.

The proposal aims at simplifying the ownership structure of the Telemar Companies and gather their stockholders, currently distributed among three companies with six different classes and types of actions, in a single company (TmarPart), having its capital comprised only of common shares traded on Bovespa’s Novo Mercado (“Novo Mercado”) and on the New York Stock Exchange (“NYSE”).

TmarPart will be partly spun-off, so as to transfer to the new company the investment that it holds in Contax Participações S.A., accordingly, the current controlling stockholders will remain as such and Contax Participações shares will continue to be traded on the current market.

2	Significant Accounting Practices

The quarterly information was prepared and are presented in accordance with the accounting practices adopted in Brazil, the provisions of the Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM).

No significant changes were made to the accounting practices or presentation criteria of the quarterly information with respect to the financial statements for the year ended December 31, 2005.

3 Cost of Services and Operating Expenses – by Type

	Consolidated – 06/30/2006

	Cost of	Selling
	services	general and
	rendered	administrative	Total

Personnel (i)	396,902	15,922	412,824
Third-party services (ii)	63,325	15,513	78,838
Depreciation	22,980	2,663	25,643
Rental and insurance (iii)	31,316	1,376	32,692
Other	8,408	178	8,586

	522,931	35,652	558,583

	Consolidated – 06/30/2005

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	305,411	13,700	319,111
Third-party services (ii)	40,615	10,861	51,476
Depreciation	18,022	1,819	19,841
Rental and insurance (iii)	16,093	557	16,650
Other	4,717	782	5,499

	384,858	27,719	412,577

(i)  Personnel expenses have increased constantly due to the growth in business volume. The headcount of TNL Contax at June 30, 2006 amounted to 51,866 (06/30/2005 – 41,755).

(ii)  Third-party services considered as “Cost of Services Provided” refer mainly to expenses on workstation maintenance and data processing, whereas services considered as “selling, general and administrative expenses” refer to expenses with consulting services, travel, legal advice and other.

(iii) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

4 Other Operating Expenses, Net

	Consolidated

	06/30/2006	06/30/2005

Amortization of deferred charges		(372)
Provisions for contingencies (Note 13)	(6,072)	(4,592)
Other operating income (expenses)	(1,773)	(443)

	(7,845)	(5,407)

5 Financial Results

	Parent company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Interest income
Income on marketable
securities	6,846	5,408	13,527	7,173
Interest on loans with
subsidiary (Note 16)		1,963
Other financial income		24	70	53

	6,846	7,395	13,597	7,226

Interest expenses
Interest and monetary variations
on other liabilities	(107)		(158)	(276)
Provisory Contribution on Financial	(62)	(605)	(2,521)	(2,735)
Interest and monetary restatement
of contingencies			(1,667)	(667)
Other, net	(12)	(3)	(252)	(472)

	(181)	(608)	(4,598)	(4,150)

	6,665	6,787	8,999	3,076

6 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded is presented below:

	Parent company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Income (loss) before income tax and social
contribution	37,842	37,195	52,156	53,195
Income tax and social contribution at
nominal rate (34%)	(12,866)	(12,646)	(17,733)	(18,086)
Adjustments to determine the effective rate:
Permanent addition of equity
in subsidiaries	11,176	10,341
Tax effects on permanent
losses (i)			1,558	(287)
Other	12	12	183	80

Income tax and social contribution	(1,678)	(2,293)	(15,992)	(18,293)

Effective income tax and social
contribution rate	4.43%	6.16%	30.66%	34.39%

(i) Corresponds basically to expenses with fines, donations, gifts and sponsorships, considered non-deductible, among others.

The income tax and social contribution credits in the income statement are stated as follows:

	Parent company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Current
Income tax	1,231	1,683	9,845	3,900
Social contribution	447	610	3,629	1,431

	1,678	2,293	13,474	5,331

Deferred
Income tax on temporary additions			(1,948)	8,552
Social contribution on temporary additions			(710)	3,079
Income tax on tax loss carryforwards			3,806	979
Social contribution on tax loss carryforwards			1,370	352

			2,518	12,962

	1,678	2,293	15,992	18,293

7 Cash and Cash Equivalents

	Parent company		Consolidated

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Cash and cash equivalents (i)	103	64	80,336	74,068
Financial investments (ii)	78,737	90,493	171,393	171,000

	78,840	90,557	251,729	245,068

(i) These amounts are maintained in a current account, as TNL Contax has commitments falling due during the first days of each month related to supplied payments, as well as taxes and payroll.

(ii) Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate.

8 Deferred and Recoverable Taxes

	Parent company		Consolidated

	06/30/2006	03/31/2006	06/30/2006		03/31/200

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions			1,207	5,578	2,908	5,312
Social contribution on temporary additions			432	2,008	1,044	1,912
Income tax on tax loss carryforwards			9,248	11,239	9,248	12,834
Social contribution on tax loss carryforwards			3,330	4,058	3,330	4,633

			14,217	22,883	16,530	24,691

Other taxes recoverable
Income tax recoverable	1,151	3,777	7,802		23,467
Social contribution recoverable	418	1,388	2,875		8,786
Withholding income tax	3,260	3,066	5,426		4,810
Withtholding taxes, other than income	-	-	193		253
INSS recoverable	-	-	114		732
Other taxes recoverable	-	-	753		575

	4,829	8,231	17,163		38,623

	4,829	8,231	31,380	22,883	55,153	24,691

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions of CVM Deliberation 273/1998, which approved the Statement issued by IBRACON on the accounting of income tax and social contribution, as well as CVM Instruction 371/2002.

Pursuant to a technical study approved by the Company’s governing bodies, the generation of taxable profit during the next three years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31	Consolidated

2006	7,822
2007	11,500
2008	8,553

27,875

9 Judicial Deposits

	Consolidated

	06/30/2006	03/31/2006

Tax	1,096	986
Labor	4,077	3,383

	5,173	4,369

The Company’s subsidiary TNL Contax S.A. has judicial deposits to guarantee its right to appeal in labor and tax claims.

10 Investments – Parent Company

These represent the Company’s interest in TNL Contax, as described below:

			Interest

	Stockholders’	Net income	Number of	Total	Equity	Investment
	equity	for the period	common shares	capital (%)	results	value

At June 30, 2006	302,229	32,872	309,550,226	100	32,872	302,229
At March 31, 2006	285,562	16,205	309,550,226	100	16,205	285,562

(i)	The accounting information at March 31 and June 30, 2006 were reviewed by other independent auditors.

11 Property and Equipment

	Consolidated

	06/30/2006			03/31/2006	Annual depreciation rates - %

		Accumulated
	Cost	depreciation	Net	Net

Computer equipment	186,183	(90,572)	95,611	101,722	20
Furniture, fixtures and fittings	32,575	(7,817)	24,758	25,253	10
Facilities at third-party
premises	104,206	(17,356)	86,850	79,148	10
Other assets	15,427	(3,057)	12,370	12,283	4 to 10
Construction in progress	4,340		4,340	3,889

	342,731	(118,802)	223,929	222,295

12 Taxes Payable

	Parent company		Consolidated

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Service Tax - ISS			5,664	4,826
PIS and COFINS			4,123	3,886
Income tax and social contribution	1,678	5,540	13,474	35,071
Other		-	6	6

	1,678	5,540	23,267	43,789

13 Provisions for contingencies

	Consolidated

	06/30/2006	03/31/2006

Tax
Service tax – ISS	833	833
Accrued severance pay - FGTS	1,012	978
INSS (i)	4,614	4,505

	6,459	6,316

Labor
Orbitall (ii)	7,020	7,020
Telemar (iii)	7,755	6,067
Other (iv)	15,789	14,868

	30,564	27,955

Civil	64	64

	37,087	34,335

The provisions for contingencies reflect management’s best estimates of the amounts deemed sufficient to cover probable losses from pending claims at those dates, based on the opinion of legal counsel.

(i)	Provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS Pension and Social Assistance Fund) table.

(ii)
As stipulated in the purchase and sale contract of Inovação’s quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, as a contra-entry to “Credits Receivable – Orbitall”.

(iii)
Under the service agreement between Telemar Norte Leste S.A. and TNL Contax, any lawsuits that were originated due to the migration of labor contracts would be Telemar Norte Leste S.A.’s responsibility. The amount shown in the table above was recorded as a contra entry to “Credits Receivable”. During the second quarter of 2006, additional labor claims of this nature were identified, totaling R$ 1,688.

(iv)	This refers to labor claims filed against TNL Contax by employees and former employees in the normal course of business.

14 Stockholders’ Equity

(a) Capital

On August 17, 2005, the Extraordinary Meeting approved the split of all the Company outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common and 1,545,482 preferred shares), which have been fully allocated to TNL to be subsequently distributed to TNL’s shareholders, pursuant to the Extraordinary Meeting held on December 29, 2004, at the ratio of 1:1, thus accomplishing the capital reduction of that company (see Note 1 for details).

Consequently, the Company capital of R$ 223,873 now comprises 382,121,717 shares, of which 127,373,917 are common and 254,747,800 are preferred shares, all of them book-entry, registered shares with no par value. Common and preferred shares issued due to the split will participate in the same conditions with the shares that originally comprised the Company’s capital stock, in all benefits, including dividends and any other capital remuneration that may be approved.

At a special meeting held on June 29, 2006, the Board of Directors, pursuant to Art. 17, XVI of the Company by-laws, approved a proposal to implement a share buyback program. Such shares are to be subsequently held in treasury or cancelled. The program will be in effect from the date of disclosure of this decision through June 29, 2007, in accordance with CVM Instruction 10/80 as amended.

The program aims at repurchasing Company shares with no reduction in its capital.

The program will be financed through capital and statutory reserves, which amount to R$ 50,000 and R$ 57,477, respectively. The number of shares to be repurchased will be limited to 5,886,972 common and 11,773,944 preferred shares, corresponding to 10% of outstanding common shares and 4.67% of outstanding preferred shares, respectively.

The transaction will be carried out by the following brokers: Bradesco S/A Corretora de Títulos e Valores Mobiliários, Av. Ipiranga, nº 282 – 13º andar, São Paulo – SP; Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S/A, Av. Euzébio Matoso nº 891 – Pinheiros – São Paulo; and Itaú Corretora de Valores S/A, Av. Engenheiro Armando de Arruda Pereira nº 707 – 15º andar – São Paulo – SP.

(b) Capital reserve for share subscription

In addition to the capital increase in November 2004, the amount of R$ 50,000 was subscribed and paid up as capital reserve, to be used in the share buyback program approved by the Board of Directors on June 29, 2006.

(c) Legal reserve

Pursuant to Art. 193 of the Brazilian Corporate Law, Contax Participações is required to allocate 5% of its net income for the year to a legal reserve up to the limit of 20% of the Company’s capital. Such allocation is optional when the legal reserve and the capital reserves, in the aggregate, exceed 30% of the capital stock. This reserve may be used to increase the capital or offset losses, but may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Art. 194 of the Brazilian Corporate Law and Art. 29 of Contax Participações’ by-laws, an Investment Reserve was recorded to ensure the Company investments, as well as to reinforce its working capital. The investment reserve is limited, as all other profit reserves, to the amount of capital stock

(e) Unrealized earnings reserve

As provided in Art. 197 and 202 of Law 10,303 of October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized earnings reserve, the amount of which, when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

(f) Dividends

The Extraordinary Stockholders’ Meeting held on April 18, 2006 approved the proposal of appropriation of net income for the year ended December 31, 2005, already a part of the financial statements, as follows (a) R$ 4,033 to the legal reserve; (b) distribution of dividends to the Company stockholders registered as of April 18, 2006, in the total amount of R$ 13,432; (c) R$ 5,727 to form the unrealized profits reserve, and (d) R$ 57,477 to the statutory reserve.

Dividends were paid starting June 5, 2006, bearing interest at the Reference Rate (TR) as from January 1, 2006. The amount paid up to June 30, 2006 was R$ 13,076 (250,918 preferred and 118,079 common shares).

15 Financial Instruments

The Company has evaluated its assets and liabilities in relation to market/realization values through available information and evaluation methodologies established by management. However, the interpretation of market data with respect to evaluation methodologies require significant judgment and reasonable estimates to derive the most adequate market value. Therefore, actual amounts may differ from the estimates. The use of different market hypotheses and/or methodologies for estimates substantially approximate the estimated realization values.

(a) Cash and cash equivalents, financial investments, accounts receivable, other assets and accounts payable

The recorded values approximate their market values.

(b) Investments

These refer mainly to an investment in a closely-held company, accounted for on the equity method, with a 100% interest, as described in Note 10.

(c) Credit risk

The credit risk associated with trade accounts receivable is not material due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls over our client portfolio. Doubtful accounts are adequately covered by provisions for any future losses on their realization.

At June 30, 2006 and March 31, 2006, the Company had no transactions involving derivative financial instruments.

16 Related Parties

Related party transactions are carried out at the same terms, prices and conditions as transactions with third parties. The main related party transactions are summarized below:

						06/30/06

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	243		269	502		1,014

Liabilities
Suppliers	2,389	195				2,584

Revenues
Revenues from services rendered	316,808	79,066	1,597	2,784	3,514	403,769

Costs and expenses
Cost of services rendered	(15,078)	(781)				(15,859)

						03/31/06

			Telemar	Brasil	Brasil
	Telemar	Oi	Participações	CAP	Veículos	Total

Assets
Accounts receivable	211			344	458	1,013

Liabilities
Suppliers	3,321	147				3,468

Dividends			2,506			2,506

									30/06/05

					Brasil	Brasil	Telemar
	Telemar	Oi	TNL Contax	Pegasus	CAP	Veículos	Internet	TNL	Total

Revenues
Services rendered	294,350	43,583			1,369	2,154	1,529		342,985
Financial income (Note 5)			1,963						1,963

	294,350	43,583	1,963		1,369	2,154	1,529		344,948

Costs and expenses
Cost of services rendered	(2,860)			(1,137)					(3,997)
Financial expenses								(1)	(1)

	(2,860)			(1,137)				(1)	(3,998)

17 Insurance

The subsidiary has a corporate program for risk management aiming at minimize risks, by obtaining in the market insurance coverage consistent with its size and operations. The policy amounts are considered sufficient by management to cover potential claims, taking into account the nature of the Company activities, the risks involved in its operation and the advice of its insurance consultants, in order to ensure the protection of its assets and ongoing operations.

On May 14, 2006, the Company renewed its insurance policies with the following main coverage.

Amounts
Lines	insured

Fire – fixed assets	64,160
Comprehensive general liability	5,000
Loss of profits	52,310

* * *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	TOTAL ASSETS	607,821	609,363
1.01	CURRENT ASSETS	340,894	344,780
1.01.01	CASH AND CASH EQUIVALENTS	251,729	245,068
1.01.02	ACCOUNTS RECEIVABLE	46,282	36,195
1.01.03	INVENTORIES
1.01.04	OTHER	42,883	63,517
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	31,380	55,153
1.01.04.02	PREPAID EXPENSES	4,122	3,232
1.01.04.03	ASSETS FOR SALE
1.01.04.04	RELATED PARTIES
1.01.04.05	OTHER ASSETS	7,381	5,132
1.02	LONG-TERM RECEIVABLES	42,998	42,288
1.02.01	SUNDRY CREDITS	22,883	24,691
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	22,883	24,691
1.02.02	RELATED PARTIES	-	-
1.02.02.01	ASSOCIATED COMPANIES
1.02.02.02	SUBSIDIARIES
1.02.02.03	OTHER RELATED PARTIES
1.02.03	OTHER	20,115	17,597
1.02.03.01	DEFERRED AND RECOVERABLE TAXES
1.02.03.02	JUDICIAL DEPOSITS	5,173	4,369
1.02.03.03	ASSETS FOR SALE
1.02.03.04	CREDITS RECEIVABLE	14,775	13,087
1.02.03.05	OTHER ASSETS	167	141
1.03	PERMANENT ASSETS	223,929	222,295
1.03.01	INVESTMENTS
1.03.02	PROPERTY AND EQUIPMENT	223,929	222,295
1.03.03	DEFERRED INCOME

02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (In thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2006	4- 03/31/2006
2	TOTAL LIABILITIES	607,821	609,363
2.01	CURRENT LIABILITIES	187,447	209,826
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	36,789	37,148
2.01.04	TAXES AND CONTRIBUTIONS	23,267	43,789
2.01.04.01	DEFERRED AND RECOVERABLE TAXES	23,267	43,789
2.01.04.02	FINANCED TAXES (REFIS)
2.01.05	DIVIDENDS PAYABLE	500	13,538
2.01.06	PROVISIONS
2.01.07	RELATED PARTIES
2.01.08	OTHER	126.891	115.351
2.01.08.01	PAYROLL, CHARGES AND SOCIAL BENEFITS	126,658	114,977
2.01.08.02	OTHER LIABILITIES	233	374
2.02	LONG-TERM LIABILITIES	37,087	34,335
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISÕES	37,087	34,335
2.02.04	RELATED PARTIES
2.02.05	OTHER
2.02.05.01	FINANCED TAXES (REFIS)
2.03	DEFERRED INCOME
2.04	MINORITY INTERESTS
2.05	STOCKHOLDERS’ EQUITY	383,287	365,202
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL	223,873	223,873
2.05.02	CAPITAL RESERVES	50,000	50,000
2.05.04	EARNINGS RESERVES	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNDISTRIBUTED DIVIDENDS – SPECIAL RESERVE
2.05.04.07	OTHER EARNINGS RESERVES
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	36,164	18,079

03.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of reais)

1-CODE	3- DESCRIPTION	3-04/01/2006 to 06/30/2006	4-0101/2006 to 06/30/2006	5-04/01/2005 to 06/30/2005	6-0101/2005 to 06/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR
	SERVICES	340,624	660,058	270,799	505,676
3.02	DEDUCTIONS FROM GROSS REVENUES	(26,244)	(50,447)	(20,093)	(37,573)
3.03	NET REVENUES FROM SALES AND/OR
	SERVICES	314,380	609,611	250,706	468,103
3.04	COST OF SALES AND/OR SERVICES	(272,606)	(522,931)	(205,825)	(384,858)
3.05	GROSS PROFIT	41,774	86,680	44,881	83,245
3.06	OPERATING EXPENSES/INCOME	(13,925)	(34,498)	(16,996)	(30,050)
3.06.01	SELLING	(3,393)	(6,614)	(2,138)	(4,617)
3.06.02	GENERAL AND ADMINISTRATIVE	(11,987)	(29,038)	(12,795)	(23,102)
3.06.03	FINANCIAL	4,492	8,999	2,547	3,076
3.06.03.01	FINANCIAL INCOME	6,761	13,597	4,822	7,226
3.06.03.02	FINANCIAL EXPENSES	(2,269)	(4,598)	(2,275)	(4,150)
3.06.04	OTHER OPERATING INCOME			442	700
3.06.05	OTHER OPERATING EXPENSES	(3,037)	(7,845)	(5,052)	(6,107)
3.06.06	EQUITY RESULTS
3.07	OPERATING RESULTS	27,849	52,182	27,885	53,195
3.08	NON-OPERATING RESULTS	(8)	(26)	-	-
3.08.01	INCOME
3.08.02	EXPENSES	(8)	(26)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	27,841	52,156	27,885	53,195
3.10	PROVISION FOR INCOME TAX AND SOCIAL
	CONTRIBUTION	(5,634)	(13,474)	(4,308)	(5,331)
3.11	DEFERRED INCOME TAX	(4,122)	(2,518)	(5,318)	(12,962)
3.12	PROFIT SHARING/ STATUTORY
	CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME/LOSS FOR THE PERIOD	18,085	36,164	18,259	34,902
	NUMBER OF SHARES, EX-TREASURY STOCK (thousand)	382,122	382,122	379,803	379,803
	EARNINGS PER SHARE	0.04733	0.09464	0.04807	0.09190
	LOSS PER SHARE

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1. OPERATING PERFORMANCE

Evolution of Workstation Performance (PA´s)

In 2Q06, the Company had 23,099 workstations, representing an increase by 3,843 workstations from 2Q05, of a 20% growth in the period. The main driver of this expansion was the growth of clients already comprising the Company portfolio.

2. CONSOLIDATED INCOME

DRE					% of net revenues

R$Mil	2Q06	2Q05	Abs.var.	% var.	2Q06	2Q05

Net revenues	314,380	250,706	63,675	25%	100.0%	100.0%
Cost of services rendered	(272,606)	(205,825)	(66,781)	32%	-86.7%	-82.1%
Gross profit	41,774	44,881	(3,107)	-7%	13.3%	17.9%
Selling, general and administrative expenses	(15,380)	(14,933)	(447)	3%	-4.9%	-6.0%
Other operating income and expenses, net	(3,037)	(4,610)	1,573	-34%	-1.0%	-1.8%
Financial results, net	4,492	2,547	1,945	76%	1.4%	1.0%
Operating income	27,849	27,885	(36)	0%	8.9%	11.1%
Non-operating expenses, net	(8)	-	(8)	na	0.0%	0.0%
Income before income tax and social contribution	27,841	27,885	(44)	0%	8.9%	11.1%
Income tax and social contribution	(9,756)	(9,626)	(130)	1%	-3.1%	-3.8%
Net income	18,085	18,259	(174)	-1%	5.8%	7.3%
Economic indicator

EBITDA	36,315	35,961	354	1%	11.6%	14.3%

2.1 – Net Revenues

Consolidated net revenues for the quarter added up to R$ 314.4 million, up 25% (R$ 63.7 million) from 2Q05. This growth is mainly attributable to the higher volume of business with existing Contax clients, but also to a slight change in the mix of services rendered, with the addition of higher value-added services, with higher prices.

2.2 – Cost of Services Rendered

In 2Q05, the cost of services rendered totaled R$ 272.6 million, a 32%, or R$ 66.8 million growth from 2Q05. The main driver of this growth was the expanded volume of business, as costs are mostly variable and grow in proportion to the increase in services rendered. An additional material driver was the salary adjustment of the Company employees pursuant to the 2005 collective labor agreement which, as agreed upon between the parties, became effective on January 1, 2006. Leasing and rental costs increased by 88% on account of new businesses where the leasing alternative proved more beneficial than the purchase of assets. Depreciation expenses for the quarter grew by 24% compared to the same period of the prior year. This change was due to investments made in particular in the second half of 2005 to support the Company growth.

2.3 – Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to R$ 15.4 million, up 3% or R$ 0.4 million This change is offset by non-recurring costs in 2Q05 of R$ 2.4 million, the most significant item being profit sharing. The increase was driven by the expansion of the Company operations, with implications for the support areas and the structure engaged to maintain the new routines following the corporate reorganization in 2005, when Contax became a publicly-held company. A large part of this new routines were implemented in the second half of 2005, impacting expenses such as consulting, auditing, legal counseling and custody of shares.

Accordingly, the Company net income for 2Q06 was R$ 18.1 million, in line with 2Q05 figures.

2.4 Ebitda

In 2Q06, Ebitda reached R$ 36.3 million, virtually unaltered when compared to the prior quarter. The drop in the Ebitda margin on net revenues, of 2.7 percentage points, was mainly due to: a) the salary rise mentioned above under the 2005 collective labor agreement, which only went into effect in January 2006, with a R$ 8.0 million impact (equal to 2.5 percentage points in the margin); b) new leasing transactions entered into to support the business growth, with a R$ 3.7 million impact (equal to 1.2 percentage point in the margin) c) infrastructure and equipment rental costs to support the growth, in the amount of R$ 1.8 million (equal to 0.6 percentage point in the margin) d) partly offset by lower costs from tax contingencies in the amount of R$ 2.4 million (equal to 0.8 percentage point in the margin) and by the provision for profit sharing, down R$ 2.4 million from 2Q05 (equal to 0.8 percentage point in the margin).

3. CASH FLOW

Cash and cash equivalents increased by R$ 6.7 million in 2Q06 to reach R$ 251.7 million. The main driver of this growth is the net operating generation, partly reduced by investments in the second quarter of 2006. Investments in this quarter totaled R$ 14.6 million and mainly relate to the growth of the Company and ensuing expansion of workstations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.